EXHIBIT 99.1

Update on Proposed Plan of Arrangement and Other Matter

TORONTO, May 27, 2015 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) ("FirstService" or the "Company") announced today an update on the proposed plan of arrangement to separate into two independently publicly traded companies and separately, in light of the plan of arrangement, disclosure of an independent review in regard to an isolated broker transaction that took place at its Colliers International operations.

Plan of Arrangement

On March 13, 2015, FirstService obtained an interim order from the Honourable Madam Justice Conway in respect of a proposed Plan of Arrangement pursuant to which the Company's shareholders will receive equivalent shares to those currently held in the Company in each of Colliers International Group Inc. ("Colliers International") and "new" FirstService (a combination of the Company's residential real estate services and property services divisions).

At the shareholders meeting on April 21, 2015 the Plan of Arrangement was approved by 99.6% of the Company's Subordinate Voting Shares and 100% of the Company's Multiple Voting Shares. No shareholders dissented. The Company will be seeking a Final Order from the Court approving the Plan of Arrangement on May 28, 2015, and intends to file Articles of Arrangement giving effect to the Plan of Arrangement shortly thereafter.

Broker Transaction

On or about May 20, 2015 a matter came to the attention of Management of the Company relating to an independent contractor in the US who was acting as a broker for a subsidiary of Colliers International. The independent contractor may have facilitated the payment of improper fees by a third party in the amount of $500,000 in connection with a potential sale transaction in a foreign jurisdiction that did not materialize. This course of conduct, which based on the material reviewed to date, appears to be an isolated incident and is in contravention of the Company's established policies and code of conduct. The Board and the Company's auditors have been informed and the Audit Committee is overseeing an independent review of the matter. It is premature to assess the outcome of such review, but Management is of the view that the Company's exposure will not be material. Whether this view is borne out will depend on the results of the review and is therefore subject to change.

About FirstService Corporation

FirstService is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. FirstService manages more than 2.5 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International - one of the largest global players in commercial real estate services; FirstService Residential - North America's largest manager of residential communities; and FirstService Brands – one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$2.7 billion in annual revenues and has more than 24,000 employees world-wide. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders since becoming a publically listed company in 1993. The Subordinate Voting Shares of FirstService trade on NASDAQ under the symbol "FSRV" and on the TSX under the symbol "FSV". More information is available at www.firstservice.com.

Advisory Regarding Forward-Looking Information

Information in this press release that is not a historical fact is "forward-looking information". Words such as "plans", "intends", "outlook", "expects", "anticipates", "estimates", "believes", "likely", "should", "could", "will", "may" and similar expressions are intended to identify statements containing forward-looking information. Forward-looking information in this press release is based on current objectives, strategies, expectations and assumptions which management considers appropriate and reasonable at the time. The forward-looking information in this press release includes, but is not limited to, statements with respect to: the proposed Arrangement and expected future attributes of each of "new" FirstService Corporation ("New FirstService") and Colliers International following the completion of the Arrangement; the expected completion date of the Arrangement.

By its nature, forward-looking information is subject to risks and uncertainties which may be beyond the ability of FirstService to control or predict. The actual results, performance or achievements of Colliers International or New FirstService could differ materially from those expressed or implied by forward-looking information. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals, waivers, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement (including regulatory approvals and a Canadian tax ruling); future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; the operations and financial condition of Colliers International and New FirstService as separately traded public companies, including the reduced industry and geographical diversification resulting from this separation; the impact of the Arrangement on the trading prices for, and market for trading in, the shares of FirstService, Colliers International and New FirstService; the potential for significant tax liability for a violation of the tax-deferred spinoff rules; the potential benefits of the Arrangement; business cycles, including general economic conditions in the countries in which Colliers International and New FirstService operate, which will, among other things, impact demand for services and the cost of providing services; the ability of each of Colliers International and New FirstService to implement its business strategy, including their ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations; changes in foreign exchange rates; increased competition; credit of third parties; changes in interest rates; and the availability of financing. Additional information on certain of these factors and other risks and uncertainties that could cause actual results or events to differ from current expectations can be found in FirstService's Annual Information Form for the year ended December 31, 2014 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Certain risks and uncertainties specific to the proposed Arrangement, Colliers International and New FirstService are further described in the Management Information Circular of FirstService dated March 16, 2015. Other factors, risks and uncertainties not presently known to FirstService or that FirstService currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information.

Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. FirstService disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Founder & CEO
         (416) 960-9500

         John B. Friedrichsen
         Senior Vice President & CFO
         (416) 960-9500